EXHIBIT 12

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Three Months Ended March 31,
Millions of Dollars, Except Ratios	2004	2003
Earnings:
Income from continuing operations	$165	$148
Equity earnings net of distributions	(15)	54

Total earnings	150	202

Income taxes	42	83

Fixed charges:
Interest expense including amortization of debt discount	135	151
Portion of rentals representing an interest factor	45	40

Total fixed charges	180	191

Earnings available for fixed charges	$372	$476

Ratio of earnings to fixed charges	2.1	2.5

30